EXHIBIT 3.95

TEAM ANESTHESIA, INC. CHARTER

CHARTER

OF

TEAM ANESTHESIA, INC.

The undersigned person, acting as the incorporator under the Tennessee Business Corporation Act and the Tennessee Professional Corporation Act, adopts the following charter for Team Anesthesia, Inc. (the “Corporation”):

1. The name of the Corporation is Team Anesthesia, Inc.

2. The Corporation is authorized to issue two thousand (2,000) shares, which shares collectively shall have unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution.

3. (a) The street address of the Corporation’s initial registered office is:

500 Tallan Building

Two Union Square

Chattanooga, TN 37402-2571

Hamilton County

    (b) The Corporation’s initial registered agent in the registered office is Corporation Service Company.

4. The name and address of the incorporator is:

W. Dale Amburn

1716 Clinch Avenue

Knoxville, Tennessee 37916

5. The street address of the Corporation’s initial principal office is:

1900 Winston Road

Knoxville, Tennessee 37919

6. The Corporation is for profit.

7. No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except: (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Tennessee Code Annotated Section 48-18-304.

Dated this 4th day of November, 1999.

/s/ W. Dale Amburn
W. Dale Amburn, Incorporator